Exhibit 99.1

TOYO CO., LTD ANNOUNCES APPOINTMENT OF LIANG “SIMON” SHI AS PRESIDENT

TOKYO, Oct. 10, 2024 /PRNewswire/ -- TOYO Co., Ltd (Nasdaq: TOYO) (“TOYO” or the “Company”), a solar solution company, today announced Liang “Simon” Shi’s appointment as the President.

With a deep understanding of strategic investments in the renewable energy sector, Liang “Simon” Shi is poised to steer TOYO toward continued growth and industry leadership. He will divide his time between the U.S., Vietnam, and other regions where TOYO has operations and customers.

TOYO’s Chairman and CEO, Junsei Ryu, commented: “We have been immensely impressed by Simon’s energy and passion for TOYO’s business during the process of going public. He has made valuable contributions to shaping our corporate strategy as we continue to position TOYO as a technology and quality leader as we build out our manufacturing footprint in the United States. Simon’s financial strategy and business development proficiency will be invaluable in advancing the Company’s mission and communicating with our shareholders.”

“I am thrilled to lead TOYO into its next development phase. I have been involved with Vietnam Sunergy Cell Company Limited, a Vietnamese company and wholly owned subsidiary of TOYO (“TOYO Solar”) since its inception and continue to be impressed with the reputation it has developed for manufacturing excellence. TOYO already has a world-class team that spans operations, technology, and sales and is backed by a strong corporate parent,” commented Liang “Simon” Shi.

“I am excited to collaborate with the team to elevate our investor communications, refine our business strategy, and successfully implement our long-term objectives. Together, we aim to position our company as a leader in the industry. With this incredible team, we will impress the market with our technological innovation and execution capabilities.”

Before joining TOYO Solar, Liang “Simon” Shi served as Chief Executive Officer and Chairman of Blue World Acquisition Corporation, the special purpose acquisition company that merged with TOYO Solar. Since January 2017, Mr. Shi has served as a Partner at Ningbo Zenin Investments Management Partners LP, an investment fund focusing on growth capital investments in emerging sectors in Asia. From March 2007 to December 2016, Mr. Shi served as the regional President at Barron Partners Fund, where he managed the fund’s investment portfolio in Asia and completed over 50 investments for the fund. From February 2006 to February 2007, Mr. Shi was a senior consultant at IBM Global Services (formerly PWC Consulting).

About TOYO Co., Ltd.

TOYO is a solar solutions company that is committed to becoming a full-service solar solutions provider in the global market, integrating the upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells at a competitive scale and cost.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include but are not limited to, statements regarding the expected growth of TOYO, the expected order delivery of TOYO, TOYO’s construction plan of manufacturing plants, and strategies for building up an integrated value chain in the U.S. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of TOYO’s management and are not predictions of actual performance.

These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although TOYO believes that it has a reasonable basis for each forward-looking statement contained in this press release, TOYO caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the documents filed by TOYO from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

TOYO cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to several risks and uncertainties, including, among others, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of TOYO, and other risks and uncertainties, including but not limited to those included under the heading “Risk Factors” of the filings of TOYO with the SEC. There may be additional risks that TOYO does not presently know or that TOYO currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of TOYO as of the date of this press release. Subsequent events and developments may cause those views to change. However, while TOYO may update these forward-looking statements in the future, there is no current intention to do so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements to represent the views of TOYO as of any date subsequent to the date of this press release. Except as may be required by law, TOYO does not undertake any duty to update these forward-looking statements.

Contact Information:

For TOYO Co., Ltd.

IR@toyo-solar.com

Crocker Coulson

Email: crocker.coulson@aummedia.org

Tel: (646) 652-7185